Exhibit 12.1

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	2017	2016	2015	2014	2013
Pretax income from operations:
Net income	$175.6	$358.2	$270.7	$51.4	$478.0
Add income tax expense (benefit)	304.9	(5.0)	97.0	123.7	(173.2)
Pretax income from operations	480.5	353.2	367.7	175.1	304.8
Add fixed charges:
Interest expense on corporate debt	46.5	45.8	45.0	43.9	51.3
Interest expense on investment borrowings and borrowings related to variable interest entities	77.2	70.6	49.9	48.9	54.0
Interest added to policyholder account balances	105.2	112.9	122.7	173.0	232.5
Portion of rental (a)	18.7	17.2	14.1	15.1	13.3
Fixed charges	247.6	246.5	231.7	280.9	351.1
Adjusted earnings	$728.1	$599.7	$599.4	$456.0	$655.9
Ratio of earnings to fixed charges	2.94X	2.43X	2.59X	1.62X	1.87X

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(a)	Interest portion of rental is estimated to be 33 percent.